Amendment No.2

to the

Expense Limitation Agreement

This amendment (the “Amendment”) dated February 5, 2021, amends and revises the Expense Limitation Agreement dated March 7, 2019, (the “Expense Limitation Agreement”) by and between DCM/INNOVA High Dividend Income Innovation Fund (formerly known as the Centaur Total Return Fund) (the “Fund”), a series of shares of the Centaur Mutual Funds Trust (formerly known as the Tilson Investment Trust), a Delaware statutory trust (the “Trust”), and DCM Advisors, LLC, a Delaware limited liability company (the “Advisor”).

WHEREAS, the Trust, on behalf of the Fund, and the Advisor entered into the Expense Limitation Agreement; and

WHEREAS, the Trust and the Advisor desire to amend the Expense Limitation Agreement to make the changes as set forth below;

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Trust and the Advisor agree as follows:

1. All references to Centaur Total Return Fund in the Expense Limitation Agreement are hereby changed to DCM/INNOVA High Dividend Income Innovation Fund.

2. Section 2 of the Expense Limitation Agreement is deleted and replaced with the following:

2. Term and Termination of Agreement

This Agreement with respect to the Fund shall continue in effect until April 30, 2022, and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon delivery of written notice at least ninety (90) days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust. Any termination pursuant to this paragraph 2 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement.

3. Except as provided in this Amendment, the Expense Limitation Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts (including facsimile counterparts) as of the date first above written.

Centaur Mutual Funds Trust		DCM Advisors, LLC

By:	/s/ David R. Carson	By:	/s/ Marc Rappaport
Name:	David R. Carson	Name:	Marc Rappaport
Title:	President	Title:	CEO